300 - 905 West Pender Street
Vancouver, BC Canada V6C 1L6
Tel (778) 373 - 4533 Fax (778) 373 - 4534
1 800 667 - 2114

June 25, 2009

Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Via EDGAR CORRESPONDENCE

RE:	TASEKO MINES LIMITED
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008
FILED APRIL 1, 2009
COMMENT LETTER DATED JUNE 22, 2009
FILE NO. 001-31965

Dear Mr. Schwall:

We acknowledge receipt of your Comment Letter dated June 22, 2009 in respect of Form 40-F filed by Taseko Mines Limited (the "Company") for the year ended December 31, 2008. Your comments are in italics to the left, our responses to the right.

SEC COMMENT		RESPONSE

General

1.	Please correct your commission file number on the cover of your periodic and current filings to read 001-31965, which was assigned in conjunction with your filing of the Form 8- A registration statement on January 26, 2004.	We will undertake to disclose the correctcommission file number on the cover of our current amended and future filings to read 001-31965.

SEC COMMENT		RESPONSE

Exhibits 99.1 and 99.2, Certificates pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.	Please revise the certifications to confirm to the language required by Form 40-F. Specifically:	The Company respectfully acknowledges the comments received on this item and has accordingly filed the revised certifications.

In paragraph 4, you have omitted the words “and internal controls over financial reporting” (as defined in the Exchange Act Rules 13e-15(f) and 15d- 15(f).”

You have omitted paragraph 4(b) and have renumbered paragraph 4(c) as 4(b) and paragraph 4(d) as 4(c).

In paragraph 4(d), you have replaced the words “period covered by the annual report” with the words “issuer’s most recent fiscal quarter.”

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 778-373-4533.

Yours truly,

TASEKO MINES LIMITED

/s/ Peter Mitchell

Peter C. Mitchell, CA
Chief Financial Officer

cc:	Lang Michener (Vancouver)
KPMG (Vancouver)